United Digital Network, Inc.
                      18872 MacArthur Boulevard, Suite 300
                            Irvine, California 92612




                                                     August 1, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Richard K. Wulff, Chief

              Re:       United Digital Network, Inc.
                        Registration Statement on Form 10-SB: File No. 0-29286
                        ------------------------------------------------------

Dear Sir:

           This is to confirm that pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the above-referenced Registration Statement be withdrawn. We have received your letter dated July 31, 1997, in which the staff has made several accounting comments on the Registration Statement. We intend to resubmit our Registration Statement which will include year-end financial statements and our response to your comments. We understand from our counsel that when the Registration Statement is filed, the staff will review the Registration Statement on an expedited basis.

           Thank you for your consideration.

                                                    United Digital Network, Inc.


                                                    /s/ John R. Snedegar
                                                    ---------------------------
                                                    John R. Snedegar, President


cc:  Martin Eric Weisberg, Esq.
     Christopher S. Auguste, Esq.